Edward Grenville,

Managing Shareholder

Inspire Business Law Group, PC

50 California Street, Suite 1500,

San Francisco, CA 94111

(415) 439-5240

March 15, 2021

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attn: Division of Corporate Finance, Office of Manufacturing

Re: TriplePulse, Inc.

Amendment No. 1 to Offering Statement on Form 1-A Filed February 8, 2021

File No. 024-11329

Dear Mr. Ingram:

We acknowledge receipt of comments in your letter of March 5, 2021 regarding the Offering Statement of TriplePulse, Inc. (the “Company”), which we have set out below, together with our responses. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Offering Statement on Form 1-A/A filed February 8, 2021

General, page i

1.	Comment: In future filings, please file as correspondence a letter that addresses each of our comments.

Response: The Company has included a correspondence letter to address each comment individually.

2.	Comment: The notes to the Offering Circular Cover Page Fee Table indicate that “the company will pay a cash commission of 3.5% to StartEngine Primary,” while disclosure on page 16 states that StartEngine Primary will charge investors a non- refundable processing fee equal to 3.5% of the amount they invest at the time they subscribe in the securities. Please clarify whether the 3.5% cash commission/fee will be paid by investors. If so, please revise the offering price on the cover page to reflect the offering price per share after accounting for the cash commission/processing fee paid by the investor to StartEngine Primary. Confirm that the cash commission/processing fee will be included in the aggregate purchase price paid by an investor when calculating the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act. In the alternative, provide a detailed analysis as to why the cash commission should not be included in the aggregate purchase price.

Response: We have revised our disclosure to clarify that there are two distinct fees, (i) the 3.5% commission paid directly by the Company to StartEngine Primary, and (ii) the investor fee, which is the lesser of (x) 3.5% of the amount invested, equivalent to $0.0126 per share, and (y) $700, paid by the investors directly to StartEngine Primary. We have also revised the offering price on the cover page to reflect the offering price per share after accounting for the investor fee paid by the investors to StartEngine Primary. The fee referred to in subsection (ii) above paid by the investors directly to StartEngine Primary shall be included in the calculation of the maximum amount that non-accredited investors may invest under Rule 251(d)(2)(i)(C) under the Securities Act of 1933.

The Subscription Agreement includes an exclusive venue provision..., page 12

3.	Comment: You disclose that the State of California will be the sole and exclusive forum for certain claims. Section 8 of your subscription agreement filed as exhibit 4.1 discloses that the exclusive forum provision applies to any state or federal court located within the State of California. Please revise your disclosure here and in your "Provisions of Note in Our Subscription Agreement" on page 19 to clearly describe that your subscription agreement exclusive forum provision applies to any state or federal court located within the State of California.

Response: The Company has revised the disclosure on page 12 and in the "Provisions of Note in Our Subscription Agreement" on page 19 to clarify that the exclusive forum provision applies to any state or federal court located within the State of California.

Bonus Shares; Discounted Price for Certain Investors, page 16

4.	Comment: We note that you will absorb the cost of the issuance of any bonus shares. Please clarify if the estimated offering expenses of $426,500 include the costs associated with the issuance of the bonus shares.

Response: The Company has revised the "Offering Circular Cover Page" and "Use of Proceeds" sections to clarify that our offering expenses include the costs associated with the issuance of the bonus shares. Please note that the estimated offering expenses have been revised to $290,000.

Financial Statements, page F-1

5.	Comment: Please update your financial statements pursuant to Part F/S (b)(3) of Form 1-A, and revise your Management's Discussion and Analysis and other relevant sections of the filing to provide updated financial information.

Response: The Company has updated our offering to include our Interim 2020 and Interim 2019 financial statements and Management's Discussion and Analysis.

Comment: Provide updated discussions of the impact of the COVID-19 pandemic on your business, the status of the Economic Injury Disaster Loan that was not yet funded as of August 25, 2020, and any other relevant matters.

Response: The Company revised the sections “COVID-19 – Trend Information” and “Notes to the Financial Statements – Note 3” to include the COVID-19 pandemic’s impact on our business. The Company also revised the section “Loan Under the CARES Act” to include the status of our Economic Injury Disaster Loan.

6.	Comment: Please revise all sections of the filing, including the disclosures on page 16, to present all per share dollar amounts rounded to the closest cent (i.e., only two decimal points) so as not to imply a higher degree of accuracy than exists.

Response: As discussed with the SEC Accounting Staff, the Company has revised the relevant sections that necessitate a rounding of per share dollar amounts to the closest cent (i.e., only two decimal points), including “Dilution”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the “Financial Statements”, including the “Notes to Financial Statements”.

Response: As discussed with the SEC Accounting Staff, as to not mislead prospective investors, other sections that refer to per share dollar amounts are not rounded, so as to show the full and accurate cost to the investor (i.e., these amounts are stated to three or four decimal points).

The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain other information. I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated March 5, 2021.

If you have additional comments or questions, please contact me at egrenville@inspirelawgroup.com or (415) 439-5240.

Sincerely,

/s/ Edward Grenville

Managing Shareholder

Inspire Business Law Group, PC

cc: Christopher Thompson

TriplePulse, Inc.